Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$28,739	$27,698	$25,875	$24,941	$24,481
Amortization of debt premium, discount, and expenses	1,048	1,039	1,100	1,195	1,159
Estimated interest factor of lease rental charges	1,190	1,249	1,229	1,311	1,241

Total Fixed Charges	$30,977	$29,986	$28,204	$27,447	$26,881

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$67,071	$65,508	$66,088	$60,330	$46,711
Fixed charges as above	30,977	29,986	28,204	27,447	26,881
Interest capitalized	(1,189)	(877)	(593)	(609)	(361)

Earnings Available for Fixed Charges	$96,859	$94,617	$93,699	$87,168	$73,231

Ratio of Earnings to Fixed Charges	3.13	3.16	3.32	3.18	2.72